Exhibit 99.1

Caesarstone Reports Second Quarter 2020 Financial Results

- Revenue of $99.0 Million, With Encouraging Demand Improvement in All Regions During June -
- Net Loss of $5.9 Million, or ($0.17) Per Share -
- Adjusted Net Loss of $3.5 Million, or ($0.10) Per Share -
- Adjusted EBITDA of $6.5 Million -
- Strong Liquidity Position With $130.1 Million in Cash and Marketable Securities -

MP MENASHE, Israel - August 5, 2020 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its second quarter ended June 30, 2020.

Yuval Dagim, Chief Executive Officer, commented, “Our proactive actions taken in March allowed us to effectively right size our resources and mitigate the impact of the unprecedented environment brought on by the COVID-19 pandemic. At the same time, we continue to focus on factors that are in our control, such as executing our Global Growth Acceleration Plan and making strategic investments to strengthen our position as a leading premium countertop Company. With our strong cash position, we will continue to execute this strategy to improve our business over the long-term, most particularly in areas of product innovation, production processes, technology, and go-to-market capabilities. Looking ahead, we are fortunate to have a talented workforce, leading products and solid financial resources to deliver on our focused approach to value creation in the quarters and years ahead.”

Ophir Yakovian, Chief Financial Officer, added, “Second quarter sales in all of our four global regions were better than initially expected at the onset of the pandemic. We experienced the majority of adverse impacts in our Americas region during April and May. Since that time, we have been encouraged to see sequential improvement in June as more customers opened for business and demand began to return. As we look to the balance of 2020, we recognize that there is potential for additional limitations through national and local government orders aimed to safeguard the public from the pandemic. That said, we will continue to focus on managing cash, controlling costs and adjusting our production as needed to appropriately manage our inventory in this volatile environment. We remain committed to our strategy and continue allocating resources to enhance our position as a global, premium countertop expert with a leading and valued customer-focused brand.”

Second Quarter 2020 Results

Revenue in the second quarter of 2020 was $99.0 million compared to $141.1 million in the prior year quarter. On a constant currency basis, second quarter revenue was lower by 28.3% year-over-year, driven by extended shelter-in-place guidelines, particularly during the first two months of the quarter with the biggest impact in the Americas region.

Gross margin in the second quarter was 20.4% compared to 28.2% in the prior year quarter. Adjusted gross margin in the second quarter was 20.5% compared to 27.3% in the prior year quarter. The lower adjusted gross margin primarily reflects lower sales volume and less favorable regional and product mix as well as currency exchange headwinds, partially offset by lower raw material prices.

Operating loss in the second quarter was $2.9 million compared to operating income of $10.6 million in the prior year quarter. The year-over-year difference mainly reflects lower gross margin.

Adjusted EBITDA, which excludes expenses for share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $6.5 million in the second quarter, representing a margin of 6.6%. This compares to adjusted EBITDA of $19.2 million, representing a margin of 13.6%, in the prior year quarter.

Finance expense in the second quarter was $2.5 million compared to $1.8 million in the prior year quarter. The difference was primarily a result of the unfavorable impact of foreign currency exchange rates.

Net loss for the second quarter was $5.9 million compared to net income of $6.4 million in the prior year quarter. Loss per share for the second quarter was ($0.17) compared to diluted net income per share of $0.19 in the prior year quarter. Adjusted diluted net loss per share for the second quarter was ($0.10) on 34.5 million shares, compared to adjusted diluted net income per share of $0.23 on a similar share count in the prior year quarter.

Balance Sheet & Liquidity

The Company believes it has a strong financial position and the flexibility required to support its global operations during this volatile period. The Company's balance sheet as of June 30, 2020 remained strong, including cash, cash equivalents and short-term bank deposits and short and long term marketable securities of $130.1 million.

Dividend

The Company’s dividend policy provides for a quarterly cash dividend of up to 50% of reported net income on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors.  No dividend is paid if it would be less than $0.10 per share. Pursuant to the Company’s dividend policy, the Company does not intend to pay a dividend for the second quarter of 2020, based on its reported net loss for the period.

Webcast and Conference Call Details

The Company will host a live webcast and conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast of the call can be accessed at ir.caesarstone.com. Due to potential extended wait times to access the conference call via dial-in, the Company encourages use of the webcast.  For those unable to access the webcast, the conference call will be accessible by dialing 1-877-407-4018 (domestic) or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone Second Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 (domestic) or +1-412-317-6671 (international) and enter pass code 13706779. The replay will be available beginning at 11:00 a.m. ET on Wednesday, August 5, 2020 and will last through 11:59 p.m. ET on Wednesday, August 12, 2020.

About Caesarstone

Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered surfaces used in residential and commercial buildings. Our products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures, and finishes used in countertops, vanities, wall cladding, floors, and other interior surfaces. Marked by their inherent longevity characteristics such as non-porousness, scratch and stain resistance, and durability, the company’s product umbrella offers a highly desirable alternative to other surfaces. Strong commitment to service has fostered growing customer loyalty in over 50 countries where the five distinct Caesarstone product collections are available: Classico, Supernatural, Metropolitan, Concetto and Outdoor. For more information please visit our website: www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income (loss) to adjusted net income (loss) and net income (loss) to Adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, expectations of the results of the Company’s business optimization initiative and its projected results of operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the impact of the COVID-19 pandemic on end-consumers, the global economy and the Company’s business and results of operations; the ability of the company to realign aspects of its business based on the business optimization initiative, the strength of the home renovation and construction sectors; intense competitive pressures; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with exposure to silica dust; manufacturing of existing products and managing required changes in production and supply chain; economic conditions within any of our key existing markets  changes in raw material prices; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Investor Relations:
ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 646 277-1237

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	June 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$117,064	$139,372
Short-term available for sale marketable securities	2,025	-
Trade receivables, net	67,007	78,282
Other accounts receivable and prepaid expenses	27,987	34,066
Inventories	133,611	122,686

Total current assets	347,694	374,406

LONG-TERM ASSETS:

Severance pay fund	3,510	3,475
Other long-term receivables	3,577	3,176
Deferred tax assets, net	8,513	7,881
Long-term deposits and prepaid expenses	4,260	2,887
Operating lease right-of-use assets	73,544	72,047
Long-term available for sale marketable securities	10,978	-
Property, plant and equipment, net	201,980	204,776
Goodwill	34,804	35,218

Total long-term assets	341,166	329,460

Total assets	$688,860	$703,866

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Trade payables	37,274	53,072
Related party and other loan	2,076	2,212
Short term legal settlements and loss contingencies	23,377	28,300
Accrued expenses and other liabilities	44,414	42,782

Total current liabilities	107,141	126,366

LONG-TERM LIABILITIES:

Long-term loan and financing liability of land from a related party	7,044	7,915
Legal settlements and loss contingencies long-term	27,891	21,505
Long-term lease liabilities	65,264	64,638
Accrued severance pay	4,373	4,333
Long-term warranty provision	1,372	1,385

Total long-term liabilities	105,944	99,776

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	158,932	157,225
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive loss	(3,740)	(3,288)
Retained earnings	365,229	368,433

Total equity	475,775	477,724

Total liabilities and equity	$688,860	$703,866

Caesarstone Ltd. and its subsidiaries
 Condensed consolidated statements of income (loss)

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

Revenues	$99,037	$141,071	$225,594	$269,268
Cost of revenues	78,865	101,308	169,021	198,236

Gross profit	20,172	39,763	56,573	71,032

Operating expenses:
Research and development	763	1,280	1,543	2,222
Marketing and selling	11,435	15,579	30,064	32,653
General and administrative	9,241	10,572	21,108	21,605
Legal settlements and loss contingencies, net	1,637	1,729	4,475	3,305

Total operating expenses	23,076	29,160	57,190	59,785

Operating income (loss)	(2,904)	10,603	(617)	11,247
Finance expenses, net	2,507	1,825	1,638	2,147

Income (loss) before taxes	(5,411)	8,778	(2,255)	9,100
Taxes on income (loss)	471	2,364	949	3,091

Net income (loss)	$(5,882)	$6,414	$(3,204)	$6,009

Basic net income (loss) per ordinary share	$(0.17)	$0.19	$(0.09)	$0.17
Diluted net income (loss) per ordinary share	$(0.17)	$0.19	$(0.09)	$0.17
Weighted average number of ordinary shares used in computing basic income (loss) per ordinary share	34,412,369	34,380,799	34,406,107	34,373,848
Weighted average number of ordinary shares used in computing diluted income (loss) per ordinary share	34,412,369	34,425,797	34,406,107	34,427,899

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Six months ended June 30,
U.S. dollars in thousands	2020	2019
	(Unaudited)
Cash flows from operating activities:

Net income (loss)	$(3,204)	$6,009
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	14,102	14,862
Share-based compensation expense	1,707	1,884
Accrued severance pay, net	7	(8)
Changes in deferred tax, net	(640)	(1,242)
Capital loss	22	338
Legal settlemnets and loss contingencies, net	4,475	3,305
Decrease (increase) in trade receivables	9,942	(10,479)
Decrease (increase) in other accounts receivable and prepaid expenses	3,172	(4,726)
Decrerase (increase) in inventories	(12,621)	21,571
Decrease in trade payables	(16,117)	(9,800)
Decrease in warranty provision	(98)	(82)
Changes in right of use assets	(1,347)	(74,159)
Changes in lease liabilities	1,554	76,385
Amortization of premium and accretion of discount on marketable securities, net	6	-
Changes in Accrued interest related to Marketable Securities	(8)	-
Increase in accrued expenses and other liabilities including related party	4,173	2,088

Net cash provided by operating activities	5,125	25,946

Cash flows from investing activities:

Purchase of property, plant and equipment	(12,459)	(11,955)
Proceeds from sale of property, plant and equipment	6	54
Investment in marketable securities	(13,002)	-
Increase in long term deposits	(711)	(192)

Net cash used in investing activities	(26,166)	(12,093)

Cash flows from financing activities:

Changes in short-term bank credit and loans, net	(459)	(7,771)
Repayment of a financing leaseback related to Bar-Lev transaction	(610)	(588)

Net cash used in financing activities	(1,069)	(8,359)

Effect of exchange rate differences on cash and cash equivalents	(198)	304

Decrease in cash and cash equivalents and short-term bank deposits	(22,308)	5,798
Cash and cash equivalents and short-term bank deposits at beginning of the period	139,372	93,562

Cash and cash equivalents and short-term bank deposits at end of the period	$117,064	$99,360

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(954)	(2,500)

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$20,172	$39,763	$56,573	$71,032
Share-based compensation expense (a)	122	63	253	139
Non-recurring import related income	-	(2,611)	-	(1,501)
Other non-recurring items (b)	-	1,367	$-	1,367
Adjusted Gross profit (Non-GAAP)	$20,294	$38,582	$56,826	$71,037

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(b)	Relates mainly to one time amortization of machinery equipment with no future alternative use.

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$(5,882)	$6,414	$(3,204)	$6,009
Finance expenses, net	2,507	1,825	1,638	2,147
Taxes on income	471	2,364	949	3,091
Depreciation and amortization	6,987	8,099	14,102	14,862
Legal settlements and loss contingencies, net (a)	1,637	1,729	4,475	3,305
Share-based compensation expense (b)	801	832	1,707	1,884
Non-recurring import related expense (income)	-	(2,611)	-	(1,501)
Other non-recurring items (c)	-	504	-	993

Adjusted EBITDA (Non-GAAP)	$6,521	$19,156	$19,667	$30,790

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Three and six months ended June 30, 2019 relates to non-recurring expenses related to North American region establishment and one time charge related to reduction in headcount.

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Reconciliation of net income (loss) to adjusted net income:
Net income (loss)	$(5,882)	$6,414	$(3,204)	$6,009
Legal settlements and loss contingencies, net (a)	1,637	1,729	4,475	3,305
Share-based compensation expense (b)	801	832	1,707	1,884
Non cash revaluation of lease liabilities (c)	1,256	799	(215)	2,226
Non-recurring import related income (d)	-	(2,611)	-	(1,501)
Other non-recurring items (e)	-	1,704	-	2,193
Total adjustments	3,694	2,453	5,967	8,107
Less tax on non-tax adjustments (f)	1,310	871	2,116	2,875
Total adjustments after tax	2,384	1,582	3,851	5,232

Adjusted net income (loss) (Non-GAAP)	$(3,498)	$7,996	$647	$11,241
Adjusted diluted EPS (g)	$(0.10)	$0.23	$0.02	$0.33

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accoradance with FASB ASC 842.
(d)	Three and six months ended June 30, 2019 relates mainly to non-recurring import related expenses and relocation expenses of Caesarstone USA headquarters, the Company's subsidiary.
(e)	Three and six months ended June 30, 2019 relates to non-recurring expenses related to North American region establishment and one time charge related to reduction in headcount.
(f)	Tax adjustments for the three and six months ended June 30, 2020, based on the effective tax rates of the comparative periods.
(g)
In calculating adjusted diluted (Non-GAAP) EPS for the six month ended June 30, 2020, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

USA	$41,726	$64,590	$101,781	$121,007
Canada	14,435	23,342	32,993	43,520
Latin America	132	1,351	638	1,947
America's	56,293	89,283	135,412	166,474

Australia	23,534	28,292	45,888	53,506
Asia	1,732	3,311	4,563	7,907
APAC	25,266	31,603	50,451	61,413

EMEA	8,031	11,419	19,371	21,874

Israel	9,447	8,766	20,360	19,507

Total Revenues	$99,037	$141,071	$225,594	$269,268

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region - Supplemental data

	Three months ended
U.S. dollars in thousands	6/30/2020	3/31/2020	12/31/2019	9/30/2019	6/30/2019	3/30/2019	12/31/2018	9/30/2018	6/30/2018
	(Unaudited)

USA	$41,726	$60,055	$64,659	$64,805	$64,590	$56,417	$60,200	$61,933	$60,358
Canada	14,435	18,558	20,575	21,881	23,341	20,178	23,834	25,140	27,349
Latin America	132	506	735	1,434	1,351	596	1,212	1,635	1,738
America's	56,293	79,119	85,969	88,120	89,282	77,191	85,246	88,708	89,445

Australia	23,534	22,354	26,000	28,642	28,294	25,214	33,484	33,968	34,731
Asia	1,732	2,831	3,932	3,675	3,311	4,596	4,929	4,189	4,221
APAC	25,266	25,185	29,932	32,317	31,605	29,810	38,413	38,157	38,952

EMEA	8,031	11,340	9,464	11,719	11,418	10,455	9,954	11,115	11,721

Israel	9,447	10,913	8,502	10,683	8,766	10,741	9,268	9,709	9,125

Total Revenues	$99,037	$126,557	$133,867	$142,839	$141,071	$128,197	$142,881	$147,689	$149,243

	YoY % change					YoY % Constant Currency change (*)
	6/30/2020	3/31/2020	12/31/2019	9/30/2019	6/30/2019	6/30/2020	3/31/2020	12/31/2019	9/30/2019	6/30/2019
	(Unaudited)					(Unaudited)

USA	(35.4)%	6.4%	7.4%	4.6%	7.0%	(35.4)%	6.4%	7.4%	4.6%	7.0%
Canada	(38.2)%	(8.0)%	(13.7)%	(13.0)%	(14.7)%	(36.0)%	(7.1)%	(13.6)%	(12.1)%	(11.6)%
Latin America	(90.2)%	(15.1)%	(39.4)%	(12.3)%	(22.3)%	(90.2)%	(15.2)%	(39.4)%	(12.3)%	(22.3)%
America's	(36.9)%	2.5%	0.8%	(0.7)%	(0.2)%	(36.4)%	2.7%	0.9%	(0.4)%	0.7%

Australia	(16.8)%	(11.3)%	(22.3)%	(15.7)%	(18.5)%	(11.5)%	(3.3)%	(18.2)%	(10.0)%	(12.0)%
Asia	(47.7)%	(38.4)%	(20.2)%	(12.3)%	(21.5)%	(45.9)%	(37.1)%	(14.7)%	(8.8)%	(18.6)%
APAC	(20.1)%	(15.5)%	(22.1)%	(15.3)%	(18.9)%	(15.1)%	(8.5)%	(17.8)%	(9.9)%	(12.7)%

EMEA	(29.7)%	8.5%	(4.9)%	5.4%	(2.6)%	(26.9)%	11.4%	(4.4)%	10.9%	2.8%

Israel	7.8%	1.6%	(8.3)%	10.0%	(3.9)%	4.5%	(1.5)%	(14.0)%	7.8%	(3.5)%

Total Revenues	(29.8)%	(1.3)%	(6.3)%	(3.3)%	(5.5)%	(28.3)%	0.5%	(5.5)%	(1.5)%	(2.9)%

(*) Change in revenues at constant currency is calculated so that revenues can be viewed without the impact of fluctuations s in foreign currency exchange rates, thereby facilitating period-to-period comparisons of business performance. Change in revenues adjusted for currency are calculated by translating current period activity in local currency using the comparable prior-year period’s currency conversion rate. Exchange rates used, are the representative exchange rate published by the Bank of Israel for the relevant periods.